UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry Into Material Agreement and Settlement

As previously disclosed, on April 28, 2022, Evaxion Biotech A/S (the “Company”) received formal notice that on April 21, 2022, Statens Serum Institut, or SSI had initiated a legal proceeding against the Company in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), the Company had filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and an liposomal adjuvant, e.g. CAF.09b, for which the Company has a license agreement.

As of June 27, 2024, the Company entered into a Patent Co-Ownership Agreement with SSI (the “Co-Ownership Agreement”), pursuant to which it has been agreed that the Company and SSI shall have co-ownership of certain patents related to the legal proceeding before The Danish Maritime and Commercial High Court, with the Company having all commercial rights related to such patents.  This resolves the claim before the Danish Maritime and Commercial High Court and SSI has withdrawn its case.

The Co-Ownership Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing description of such agreement and the transactions contemplated thereby are qualified in their entirety by reference to such exhibit. In addition, the Co-Ownership Agreement has been included to provide information regarding its terms. The Co-Ownership Agreement is not intended to provide any other information about the Company.

Exhibit

Exhibit
No.	Description
10.1	Co-Ownership Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: July 2, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer